Smartag International, Inc.

January 14, 2013

VIA EDGAR AND FACSIMILE

Mr. Robert Littlepage

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel (202) 551-3361

Re: Smartag International, Inc.

Form 10-K for the fiscal year ended September 30, 2012

Filed November 30, 2012

File No. 000-53792

Dear Mr. Littlepage:

This letter is in response to the Securities and Exchange Commission’s comment letter dated January 10, 2013, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 10-K.   Each of our responses in this letter will be provided in the order of the comments raised by the Staff's January 10, 2013 letter.

Form 10-K for the fiscal year ended September 30, 2012

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 26

1.	Please update your assessment of the effectiveness of the company’s internal control over financial reporting and disclose management’s updated conclusion pursuant to Item 308 of Regulation S-K. In addition, in light of your failure to update your assessment of the effectiveness of the company’s internal control over financial reporting, please explain how you were able to conclude that the company’s disclosure controls and procedures were effective as of September 30, 2012.

We agreed with your comment and updated the date to September 30, 2012.

Even though we failed to update the date of the assessment, we concluded that the company’s disclosure controls and procedures were effective as of September 30, 2012. There reason for the error was a simple oversight on part of management.

Closing

We hope that the foregoing addresses all of the Staff's comments contained in its letter of January 10, 2013.

Should you have any questions or further comments please contact me at 949-903-0468.

Sincerely,

Smartag International, Inc.

By: /s/ PK Lim

PK Lim

President

ACKNOWLEDGEMENT

Smartag International, Inc., (the “Company”), hereby acknowledges the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  January 14, 2013                                                             Smartag International, Inc.

By: /s/ PK LIM

PK Lim, President